[KANA LETTERHEAD]

November 20, 2009

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng, Special Counsel

Michael F. Johnson, Staff Attorney

Re:	Kana Software, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on November 6, 2009

File No. 000-27163

Dear Ms. Mills-Apenteng:

Kana Software, Inc. (“KANA” or the “Company”) is filing this letter with the staff of the Securities and Exchange Commission (the “Staff” and the “Commission,” respectively) to respond to the Staff’s letter dated November 17, 2009 (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A referenced above and filed on November 6, 2009 (the “Preliminary Proxy Statement”). The Company has revised the Preliminary Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement”) that reflects these revisions and other changes. A copy of the relevant pages from the Amended Proxy Statement and annexes thereto, marked to show the revisions made in response to the Staff’s comments have been included with the copy of this response letter delivered to you via facsimile.

The Company’s responses to Staff’s comments provided in the Comment Letter are set forth below. For ease of reference, the headings and numbers of the responses below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Comment Letter. References to page numbers in our responses are references to page numbers in the Amended Proxy Statement.

General

1. We note that it does not appear that you have provided the historical financial information pursuant to Item 14(c)(1) of Schedule 14A. Please also include the financial statements for the business to be disposed for the same periods. See Section H Question 6 of the Division of Corporation Finance’s July 2001 Third Supplement to the Manual of Publicly Available Telephone Interpretations.

SEC, Division of Corporation Finance November 20, 2009	Page 2

The Company acknowledges that the Company did not provide the historical financial information pursuant to Item 14(c)(1) of Schedule 14A and pro forma financial statements for the business to be disposed of for the same periods. The Company has included the pro forma financial statements in the section “Unaudited Pro Forma Combined Condensed Financial Data” beginning on page 20 of the Amended Proxy Statement. The historical financial information is attached as Annexes D and E to the Amended Proxy Statement.

Proposal No. 1: The Asset Sale and the Asset Purchase Agreement

Post-Closing Business and Investment of Proceeds from the Asset Sale, page 30

2. We note that following the closing of the asset sale, KANA intends to use the proceeds for the purpose of investing in or acquiring control of one or more operating businesses and that if it is unable to identify suitable acquisition targets it will consider “alternate uses” of any excess cash in order to enhance stockholder value. Expand your discussion here, in the summary term sheet, and elsewhere as applicable, to describe in reasonable detail any “alternate uses” of excess cash considered by the board. We note that you have not commenced a search for specific acquisition targets.

The Company has revised the disclosures on pages 3, 11 and 43 of the Amended Proxy Statement to remove any reference to “alternate uses” of the net cash proceeds from the Asset Sale (as defined in the Amended Proxy Statement). The Company advises the Staff that following the closing of the Asset Sale, the Company’s primary focus will be to invest in or acquire control of one or more operating business that will allow the Company to benefit from the utilization of its existing net operating losses, and that the Company does not currently contemplate any alternate uses for the net cash proceeds.

3. We also note that in the event the cash proceeds of the asset sale have not been used to invest in or acquire a business by the six-month anniversary of the sale, you will call a special meeting to vote on a proposal to retain all cash for the purpose of investing in or acquiring one or more operating businesses. You further state that if your stockholders do not approve the retention of cash, then you would return at least 50% of the cash to your stockholders. Please revise your filing here, and elsewhere as applicable, to clarify whether you are under any obligation, contractually or otherwise, to call a special meeting to vote on returning at least 50% of the cash to your stockholders in the event your stockholders do not approve the retention of cash. In addition, disclose the estimated distribution to your shareholders, on a per share basis, in the event shareholders do not approve the retention of cash.

The Company has revised the disclosures on pages 3, 11, 43 and 52 to clarify that the Company’s Board of Directors adopted a policy that requires the Company to hold the special meeting of stockholders for the purpose of voting on whether to return at least 50% of the net cash proceeds from the Asset Sale to the Company’s stockholders, if a majority of the net cash proceeds have not been invested by the date that is six months following the closing of the Asset Sale, but that the Company is not contractually or otherwise obligated to hold such a meeting. In addition, the Company has revised the disclosure on those pages to include the estimated per share distribution amount, assuming 50% of the anticipated net cash proceeds of $42,536,000 as of December 31, 2009 is distributed to the Company’s stockholders of record as of the record date, and assuming that the 41,215,041 shares of our common stock currently outstanding will be the only shares outstanding on the record date.

As requested, in connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

SEC, Division of Corporation Finance November 20, 2009	Page 3

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to the Comment Letter or additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 614-8087 or our outside legal counsel, David K. Michaels of Fenwick and West LLP, at (415) 875-2455.

Very truly yours,

KANA SOFTWARE, INC.

/s/ WILLIAM A. BOSE
William A. Bose
Vice President and General Counsel

cc:	Michael S. Fields

David K. Michaels, Esq.